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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hydril Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

448774 10 9

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 448774 10 9

1.	Name of Reporting Person: Myron E. Harpole		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 19,000

		6.	Shared Voting Power: 2,136,489

		7.	Sole Dispositive Power: 19,000

		8.	Shared Dispositive Power: 2,136,489

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,155,489

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 24.5%(1)

12.	Type of Reporting Person (See Instructions): IN

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13G

Item 1.
	(a)	Name of Issuer:
Hydril Company
	(b)	Address of Issuer's Principal Executive Offices:
3300 North Sam Houston Parkway East, Houston, Texas 77032-3411

Item 2.
	(a)	Name of Person Filing:
Myron E. Harpole
	(b)	Address of Principal Business Office or, if none, Residence:
140 South Lake Avenue, Suite 274 Pasadena, CA 91101
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
448774 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
Myron E. Harpole may be deemed to beneficially own: (1) 19,000 shares of common stock owned beneficially and of record by Mr. Harpole in his individual capacity, (2) 1,466,424 shares of class B common stock held by Mr. Harpole as one of three trustees of The Blanche Ebert Seaver Endowment for Frank R. Seaver College, of which the sole beneficiary is the Frank R. Seaver College, (3) 117,900 shares of class B common stock held by Mr. Harpole as one of three trustees of another trust, of which Mr. Harpole is not a beneficiary and (4) 552,165 shares of class B common stock, in the aggregate, held by Mr. Harpole as the sole trustee of four charitable trusts, none of which Mr. Harpole is a beneficiary. Each share of class B common stock is immediately convertible into one share of common stock. Except for the 19,000 shares of common stock owned beneficially and of record by Mr. Harpole in his individual capacity, he disclaims beneficial ownership of the shares reported herein.
(a) Amount beneficially owned:
2,155,489
(b) Percent of class:
24.5% (See footnote 1 to item 11 on cover page)
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
19,000
(ii) Shared power to vote or to direct the vote:
2,136,489
(iii) Sole power to dispose or to direct the disposition of:
19,000
(iv) Shared power to dispose or to direct the disposition of:
2,136,489
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2003

By:	/s/ Myron E. Harpole
Myron E. Harpole

Footnotes:

(1) This figure reflects that Mr. Harpole may be deemed the beneficial owner of 19,000 shares of Hydril Company's common stock and 2,136,489 shares of Hydril Company's class B common stock. Each share of Hydril Company's class B common stock is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2002, as of November 5, 2002, there were a total of 15,328,438 shares of common stock outstanding and 7,182,427 shares of class B common stock outstanding. Mr. Harpole may be deemed to have 24.5% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

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